CUSIP No. 74955U 10 3                                   Page 1 of 7 Pages

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                SCHEDULE 13D

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13-1(a) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. _)*

                              RFS Bancorp, Inc.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 74955U 10 3
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                               (CUSIP Number)

                              James J. McCarthy
                         Revere Federal Savings Bank
                  310 Broadway, Revere, Massachusetts 02151
                        Telephone No. (781) 284-7777

                                  Copy to:

                          Richard A. Schaberg, Esq.
                           Thacher Proffitt & Wood
                   1700 Pennsylvania Avenue, NW Suite 800
                            Washington, DC 20006
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        (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              December 18, 1998
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------------------
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D


CUSIP No.   74955U 10 3                                 Page 2 of 7 Pages


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Revere, MHC


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [ ]
                                                              (b)   [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS*

      00


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [ ]

      Not Applicable

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


   NUMBER OF       7     SOLE VOTING POWER

     SHARES              494,767

  BENEFICIALLY     8     SHARED VOTING POWER

    OWNED BY             -0-

      EACH         9     SOLE DISPOSITIVE POWER

   REPORTING             494,767

     PERSON       10     SHARED DISPOSITIVE POWER

      WITH               -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      494,767


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                       [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.0%

14    TYPE OF REPORTING PERSON*

      HC



                   * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLULDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.     Security and Issuer

            The securities to which this Schedule 13D relate are the shares of common stock, par value $.01 per share (the "Common Stock"), of RFS Bancorp, Inc. (the "Issuer"), a federally chartered corporation having its principal executive office at 310 Broadway, Revere, Massachusetts 02151.

Item 2.     Identity and Background

      (a)-(c) This Schedule 13D is being filed by Revere, MHC, a federally chartered mutual holding company (the "MHC" or the "Company"). The Company's principal business is holding 53.0% of the Common Stock of the Issuer. The business address of the Company is 310 Broadway, Revere, Massachusetts 02151.

      The following information is being provided with respect to each executive officer and director of the Company ("Insiders").


       Name             Principal Occupation or Employment
       ----             ----------------------------------

Ernest F. Becker        Vice Chairman and Director;
                        Retired - Previously President of Whitmore Company,
                        an engineering company

Arno P. Bommer          Chairman of the Board and Director;
                        Retired from a dental practice

Theodore E. Charles     Director;
                        Chairman of the Board and Chief Executive Officer of
                        Investors Capital Holding.

Anthony R. Conte        Director;
                        Practicing Attorney - Regional Solicitor of the U.S.
                        Department of the Interior, Northeast Division

Carmen R. Mattuchio     Director;
                        Owner of Burnett & Moynihan, Inc., a building
                        materials supplier

James J. McCarthy       Director, President and Chief Executive Officer

J. Michael O'Brien      Director;
                        President and Chief Executive Officer and a
                        principal of Eagle Air Freight; Trustee and a
                        principal of O'Brien Realty Trust.

Angelo A. Todisco       Director;
                        Retired licensed public adjuster and president of
                        DePiano & Todisco Adjusters, Inc.

John J. Verrengia       Director; Certified public accountant; self-employed
                        as principal accountant of John J. Verrengia, CPA, a
                        professional corporation.

Executive Officers Who Are Not Directors
----------------------------------------

Anthony J. Patti        Executive Vice President and Chief Financial Officer

Judith E. Teneglia      Treasurer


      (d) During the last five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Company or any of the Insiders being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)  All of the Insiders are U.S. citizens.

Item 3.     Source and Amount of Funds or Other Consideration

            Note: Information provided for this item reflects events from December 18, 1998, the date of the event which requires filing of this schedule.

      On December 18, 1998, the Issuer was formed for the purpose of becoming the stock holding company of Revere Federal Savings Bank (the "Bank") and the Company was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to the Plan of Reorganization (the "Plan of Reorganization"), the Bank became the wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company (the "Mutual Holding Company Reorganization"). On December 18, 1998, 494,767 shares of Common Stock were issued to the Company and 438,756 shares of Common Stock were issued to members of the Bank and others.

      Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to the Insiders:

                                                                      Amount and
                                                                        Nature          Percent of
                                            Position with            of Beneficial     Common Stock
Name                                        the Company(1)           Ownership(2)      Outstanding
---------------------------------------------------------------------------------------------------

Ernest F. Becker                      Vice- Chairman and
                                       Director                          1,000              .23%
Arno P. Bommer                        Chairman of the Board
                                       and Director                     10,500              2.39
Anthony R. Conte                      Director                           3,500               .37
Theodore E. Charles                   Director                          15,000              3.42
Carmen R. Matthuchio                  Director                          15,000              3.42
James J. McCarthy                     President, Chief Executive
                                       Officer and Director             15,000              3.42
J. Michael O'Brien                    Director                           1,000               .23
Angelo A. Todisco                     Director                           2,000               .46
John J. Verrengia                     Director                           6,942              1.58
All directors and executive
 officers as a group (10 persons)                                       82,511             18.81%

<F1>  All shares listed above were bought on December 18, 1998 in connection with the Mutual Holding Company Reorganization.


Item 4.     Purpose of Transaction

      The primary purpose of the Mutual Holding Company Reorganization, which involved the conversion of the Bank from a mutual to a stock form of organization and the establishment of the Issuer and the Company, was to establish a structure which will enable the Bank to compete more effectively with local community banks and thrift institutions and with statewide and regional banks. In particular, the formation of the Issuer as a subsidiary of the Company permitted the Issuer to issue Common Stock, which is a source of capital not available to mutual savings banks. The holding company form of organization is expected to provide additional flexibility to diversify the Bank's business activities through existing or newly formed subsidiaries, or through acquisitions of or mergers with other financial institutions, as well as other companies.

      The purpose of the acquisition of shares of the Issuer's Common Stock reported herein is for investment. However, the shares reported on this
Schedule 13D were issued to the Company and the Company has the intention of exercising control over the Issuer. The shares reported on this schedule 13D were not purchased by the Insiders with the intention of exercising control over the Issuer. While the Company and the Insiders intend to exercise their rights as majority stockholder and stockholders, respectively, they do not currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure;
(g) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

      In the future, Revere, MHC and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or it may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including general economic conditions, market prices for the Common Stock, receipt of any necessary regulatory approval and other factors.

Item 5.     Interest in Securities of the Issuer

      (a) Revere, MHC directly and beneficially owns an aggregate of 494,767 shares of Common Stock or 53.0% of the shares outstanding on December 18, 1998, as calculated by the Issuer. See Item 3 for information with respect to the Insiders regarding beneficial ownership of the Issuer's Common Stock.

      (b) Revere, MHC has sole power to vote or to direct the vote of and has sole power to dispose of to direct the disposition of 494,767 shares of Common Stock. The Insiders individually have the sole power to vote and the sole power to dispose of the shares of Common Stock owned by them.

      (c) Except for the shares purchased on December 18, 1998, neither the Company nor any of the other individuals identified in Item 2 hereof has effected any transaction in the Issuer's Common Stock within the past 60 days.

      (d) No person or entity other than the Company has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer's Common Stock reported in this schedule.

      (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      As of the date of this Schedule 13D, neither the Company nor any of the other individuals identified in Item 2 hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person or persons with respect to the Common Stock, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.   Material Required to Be Filed as Exhibits

None.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       Revere, MHC

                                       By: /s/ James J. McCarthy
                                           ---------------------------------
                                       President and Chief Executive Officer


January 20, 1999